Contact

www.linkedin.com/in/evanbledsoe
(LinkedIn)

Top Skills

Public Speaking

Leadership

Strategic Planning

Certifications

Lean Six Sigma Green Belt
Certification

Lean Six Sigma Black Belt
Certification - Candidate

H. Evan Bledsoe, LSSGB

Strategic Senior Executive | Innovative Leader, strengths in
Operations, Finance, Marketing and Technology & Analytics
Nolensville, Tennessee, United States

Summary

Strategic Senior Executive and Innovative Leader with a proven track record for building dynamic teams that communicate effectively, believe in their contribution and work well together. A demonstrated proficiency for cultivating corporate vision and translating that vision into a unified mission across the organization. Adept at leading the discussion on Strategy, Operations, Finance, Marketing, Technology and Analytics initiatives across multiple departments and geographic regions. A catalyst for positive momentum toward productivity with a history of collaborative and incisive leadership.

>> Strategic Direction – Able to lead discussions collaborating on values, corporate identity, branding and market positioning. Effective at community engagement into the overall mission and vision of the company to understand how their various tasks helps us in achieving our goals on a day to day basis.

>> Team Leadership – Provides collaborative leadership throughout the organization; Able to effectively manage individuals and coach teams toward development of employees for operational excellence. Able to motivate individuals and create consensus among cross-functional groups to engage in accomplishing goals.

>> Communications – Strong presentation skills; excellent copywriter and proofreader for internal and external communications; Corporate 'Rosetta Stone' that can present material to each department using their own unique terminology. Experienced with c-level executives, boards, investors and press/media relations.

>> Financially Responsible – Efficient stewardship of financial reports, human resources and budget accountability across departments; Works with department heads to ensure that financial performance is on track across the organization to meet ROI goals and KPIs benchmark. Able to produce, manage and analyze financial performance reports.

Strengths and Experience includes:

- Strategic Business Development
- Team Leadership & Coaching
- Proficient Communication Skills
- Business Operations Management
- Budget Creation & Oversight
- Continuous Improvement Leader
- Accounting & Vendor Negotiations
- Marketing Management Skills
- KPIs & ROI Metrics Management
- Market Industry Analytics
- Agile Project Management
- Proficient Written Communications
- Well Organized in Process
- Creative Problem Solving
- Customer Service Mindset

Experience

StaffEZ
President & Chief Strategy Officer (CSO)
October 2012 - Present (11 years 6 months)
Nashville, TN

StaffEZ is an educational staffing firm that helps school systems fulfill
the entire spectrum of employment needs - and does so with a level of
customization and precision that's all too often absent.

Sleep Access LLC
Executive Vice President
February 2009 - October 2012 (3 years 9 months)
Nashville, TN

Sleep Access provides customized wellness programs for the testing,
treatment and compliance tracking for Obstructive Sleep Apnea for the trucking
industry.

Benefit Advisor Group LLC
Director of TN Operations / Senior Benefit Analyst
July 2006 - February 2009 (2 years 8 months)
Nashville, TN

Benefit Advisor Group is a healthcare brokerage firm that maintains its own Third Party Administrating claims provider under common ownership. It handles the customized health plan options, wellness programs and TPA work for over 35,000 employees.

State of Tennessee Department of Finance & Administration
ERP Consultant – Benefits Admin / Payroll / HR
January 2006 - July 2006 (7 months)
Nashville, TN

Education

Belmont University - Jack C. Massey Graduate School of Business
Master of Business Administration - MBA, Business Intelligence, Marketing · (2017 - 2020)

Belmont University
BA in Business, Finance · (2001 - 2005)

Word of Life Bible Insitute
Biblical Studies · (1998 - 1999)